Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2023

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the year ended December 31, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Company (the “Audit Committee”).

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL HIGHLIGHTS

	For the year ended December 31,		Year-on-year Change
	2022	2023
	RMB’000	RMB’000	%
Revenues	8,180,107	7,047,461	-13.8%
Gross profit	429,538	850,169	97.9%
Loss before income taxes	(2,663,915)	(2,165,688)	-18.7%
Net loss	(2,688,388)	(2,183,647)	-18.8%
Net loss attributable to Kingsoft Cloud Holdings Limited	(2,658,184)	(2,176,340)	-18.1%

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including adjusted gross profit (Non-GAAP Financial Measure), adjusted gross margin (Non-GAAP Financial Measure), adjusted EBITDA (Non-GAAP Financial Measure), adjusted EBITDA margin (Non- GAAP Financial Measure), adjusted net loss (Non-GAAP Financial Measure) and adjusted net loss margin (Non-GAAP Financial Measure), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non- GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non- GAAP adjusted gross profit in 2022 and 2023 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Gross profit	429,538	850,169	119,744
Adjustments:
Share-based compensation (allocated in cost of revenues)	15,618	9,757	1,374

Adjusted gross profit	445,156	859,926	121,118

	For the year ended December 31,
	2022	2023
	(%)	(%)
Gross margin	5.3	12.1
Adjusted gross margin	5.4	12.2

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Financial Measure)

We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure) and adjusted EBITDA (margin) (Non-GAAP Financial Measure) in 2022 and 2023 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Net Loss	(2,688,388)	(2,183,647)	(307,559)
Adjustments:
Share-based compensation	359,835	181,645	25,584
Foreign exchange loss	334,629	57,211	8,058
Impairment of long-lived assets	–	653,670	92,067

Adjusted net loss
(Non-GAAP Financial Measure)	(1,993,924)	(1,291,121)	(181,850)

Adjustments:
Interest income	(80,743)	(78,410)	(11,044)
Interest expense	137,812	146,026	20,567
Income tax expense	24,473	17,959	2,529
Depreciation and amortization	1,157,424	940,482	132,464

Adjusted EBITDA
(Non-GAAP Financial Measure)	(754,958)	(265,064)	(37,334)

Loss on disposal of property and equipment	28,788	22,996	3,239

Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(726,170)	(242,068)	(34,095)

	For the year ended December 31,
	2022	2023
	(%)	(%)
Net loss margin	(32.9)	(31.0)
Adjusted net loss margin (Non-GAAP Financial Measure)	(24.4)	(18.3)
Adjusted EBITDA margin (Non-GAAP Financial Measure)	(9.2)	(3.8)
Normalized Adjusted EBITDA margin (Non-GAAP Financial Measure)	(8.9)	(3.4)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2023, we continue to uphold the principle of high-quality and sustainable development, build success based on technology and innovation, and forge our reputation throughout the entire business process with customer centricity. We have been enhancing our operations management and proactively embrace the new AI era. During the fiscal year 2023, our profitability has been steadily improved, demonstrating the success of our strategies.

Total revenues reached RMB7,047.5 million (US$992.6 million) in 2023. Revenues from public cloud services were RMB4,381.7 million (US$617.2 million) and revenues from enterprise cloud services were RMB2,664.0 million (US$375.2 million). Gross profit was RMB850.2 million (US$119.7 million), increased by 97.9% from RMB429.5 million in 2022. Gross margin was 12.1%, compared with 5.3% in 2022. Non-GAAP gross profit was RMB859.9 million (US$121.1 million), increased by 93.2% from RMB445.2 million in 2022. Non-GAAP gross margin was 12.2%, compared with 5.4% in 2022.

Products and Industry-Specific Solutions

We provide a full suite of cloud products based on our extensive infrastructure, and are developed based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery. We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry- specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, gaming, artificial intelligence and financial service, among others.

In 2023, we have been embracing AI industry. We also upgrade our core storage, database, network and other products with AIGC-facing features, and continue to perfect our Model as a Services (MaaS) mutual trust designated zone solution.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2023, we owned around 95,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include Internet Data Center (IDC) operators, telecommunication operators and server providers in China.

In 2023, we have reaffirmed our original aspiration for sustainable high-quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhere to our business plan, we prudently manage our capital expenditure and focus on enhancing our AIGPU computing power. In 2023, our total capital expenditure was RMB1,964.7 million (US$276.7 million).

Looking forward, we will keep improving our efficiencies and optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

Research and Development

We build our success based on technology and innovations. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

In 2023, we have established our AI Research and Development Center to support the research from three major capability areas, namely application, algorithm, and platform. We have entered into strategic cooperation with WPS AI to mutually improve the AI technology by sharing training technology, establishing computing power pool and etc.

During 2023, we have been building our Beijing – Wuhan dual Research and Development Center. Through voluntary relocation of key research and development staffs from Beijing, and local recruitment in Wuhan, our Wuhan team has quickly grown to over 500 people (including outsourcing staff and interns, etc.), accounting for approximately 40% of our total research and development personnel.

In 2023, our research and development expenses were RMB784.8 million and our research and development personnel reached 1,243 as of December 31, 2023.

Environmental, Social and Governance (ESG)

ESG has been an important part of our corporate strategies and we have integrated ESG into our daily business operation and management. With our strong commitment into ESG, we have upgrade our ESG management to Board level. Our Board believes that continuous advancement of ESG management framework is beneficial to the sustainable development of the Company. Thus the Board has appointed the Corporate Governance Committee, on behalf of the Board, to closely oversee and guide ESG issues. This year, we will publish our ESG report in April along with our annual report. This will be consecutively the fourth ESG report, since we proactively published report in the first year of our listing on NASDAQ in 2020.

Business Outlook

Looking forward, with both opportunities and challenges ahead, we will continue on our path to maintain high-quality and sustainable development, keep investing into technology and embrace AI in all aspects. We will maintain our strict control over costs and expenses, improving our operating efficiencies and profitability. With all these efforts, we aim to create value for our customers, shareholders, employees and society.

MANAGEMENT DISCUSSION AND ANALYSIS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Revenues:
Public cloud services	5,360,282	4,381,741	617,155
Enterprise cloud services	2,816,976	2,663,993	375,216
Others	2,849	1,727	243

Total revenues	8,180,107	7,047,461	992,614

Cost of revenues	(7,750,569)	(6,197,292)	(872,870)

Gross profit	429,538	850,169	119,744
Operating expenses:
Selling and marketing expenses	(560,059)	(460,221)	(64,821)
General and administrative expenses	(1,149,677)	(1,060,022)	(149,301)
Research and development expenses	(971,216)	(784,807)	(110,538)
Impairment of long-lived assets	–	(653,670)	(92,067)

Total operating expenses	(2,680,952)	(2,958,720)	(416,727)

Operating loss	(2,251,414)	(2,108,551)	(296,983)
Interest income	80,743	78,410	11,044
Interest expense	(137,812)	(146,026)	(20,567)
Foreign exchange loss	(334,629)	(57,211)	(8,058)
Other loss, net	(43,810)	(32,673)	(4,602)
Other income, net	23,007	100,363	14,136

Loss before income taxes	(2,663,915)	(2,165,688)	(305,030)
Income tax expense	(24,473)	(17,959)	(2,529)

Net loss	(2,688,388)	(2,183,647)	(307,559)
Less: net loss attributable to non-controlling interests	(30,204)	(7,307)	(1,029)

Net loss attributable to Kingsoft Cloud Holdings Limited	(2,658,184)	(2,176,340)	(306,530)

Total revenues reached RMB7,047.5 million (US$992.6 million), representing a decrease of 13.8% from RMB8,180.1 million in 2022. The decrease was due to proactive scale-down of content delivery network (CDN) services within public cloud services, and more stringent project selection of enterprise cloud services.

•	Revenues from public cloud services were RMB4,381.7 million (US$617.2 million), representing a decrease of 18.3% from RMB5,360.3 million in 2022.

•	Revenues from enterprise cloud services were RMB2,664.0 million (US$375.2 million), representing a decrease of 5.4% from RMB2,817.0 million in 2022.

•	Other revenues were RMB1.7 million (US$0.2 million).

Cost of revenues was RMB6,197.3 million (US$872.9 million), representing a decrease of 20.0% from RMB7,750.6 million in 2022. Among which: IDC costs decreased by 24.9% to RMB3,211.2 million (US$452.3 million) from RMB4,275.3 million in 2022. The decrease was in line with our adjustment of CDN services. Depreciation and amortization costs were RMB774.0 million (US$109.0 million), compared with RMB990.7 million in 2022, mainly as a result of impairment of long-live assets. Fulfillment costs were RMB229.5 million (US$32.3 million), representing a decrease of 42.2% from RMB396.8 million in 2022. The decrease was mainly because we have been focusing more on cloud-native and software-layer enterprise cloud projects. Solution development and services costs were RMB1,804.8 million (US$254.2 million) in 2023, compared with RMB1,873.9 million in 2022.

Gross profit increased by 97.9% to RMB850.2 million (US$119.7 million) in 2023, from RMB429.5 million in 2022. Gross margin increased to 12.1%, from 5.3% in 2022. Non-GAAP gross profit increased to RMB859.9 million (US$121.1 million) in 2023, from RMB445.2 million in 2022. Non-GAAP gross margin increased to 12.2% in 2023 from 5.4% in 2022. Such increases were primarily because of the optimization of revenue mix and our effective cost controls.

Selling and marketing expenses were RMB460.2 million (US$64.8 million), compared with RMB560.1 million in 2022. The decrease was mainly because certain of our share-based awards have been fully vested.

General and administrative expenses were RMB1,060.0 million (US$149.3 million), compared with RMB1,149.7 million in 2022. The decrease was mainly due to the strict control over daily operating expenses.

Research and development expenses were RMB784.8 million (US$110.5 million), compared with RMB971.2 million in 2022. The decrease was mainly due to our workforce transition from Beijing to Wuhan.

Impairment of long-lived assets was RMB653.7 million (US$92.1 million), mainly attributable to impairment loss of public cloud asset group.

Operating loss was RMB2,108.6 million (US$297.0 million), compared with RMB2,251.4 million in 2022.

Net loss was RMB2,183.6 million (US$307.6 million), compared with net loss of RMB2,688.4 million in 2022.

Non-GAAP net loss was RMB1,291.1 million (US$181.9 million), compared with net loss of RMB1,993.9 million in 2022.

Non-GAAP EBITDA was RMB-265.1 million (US$-37.3 million), compared with RMB-755.0 million in 2022. Non-GAAP EBITDA margin was -3.8%, compared with -9.2% in 2022.

Basic and diluted net loss per share was RMB0.61 (US$0.09), compared with RMB0.73 in 2022.

Liquidity and Capital Resource

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. As of December 31, 2023, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of December 31, 2023, our cash and cash equivalents amounted to RMB2,255.3 million (US$317.7 million), representing a decrease of 34.0% from RMB3,419.2 million of December 31, 2022.

Foreign Exchange Exposure

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

Gearing Ratio

Gearing ratio is calculated by dividing the sum of bank loans, loans from related parties and lease liabilities by total equity and multiplied by 100%. As of December 31, 2023, the gearing ratio of the Group was 29.3% (as of December 31, 2022: 20.1%).

Material Investments

For the year ended December 31, 2023, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2023). As of December 31, 2023, the Group did not have other plans for material investments and capital assets.

Contingent Liabilities

As of December 31, 2023, the Group did not have any material contingent liabilities.

Material Acquisitions and Disposals

For the year ended December 31, 2023, the Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures.

Employees and Remuneration

The Company had 10,493 employees as of December 31, 2023, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function during the Reporting Period:

	Number of
Function	Employees	Percentage
Research and development	1,243	12%
Sales and marketing	372	3%
General and administrative	613	6%
Solution development and services	8,265	79%

Total	10,493	100%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation, and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the “Insider Dealing Policy”) with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules (the “Model Code”), as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s listed securities during the Reporting Period.

Material Litigation

For the Reporting Period, the Company was not involved in any material litigation or arbitration, and the Directors are also not aware of any material litigation or claims that were pending or threatened against the Group.

Audit Committee

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non- executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and financial reporting matters with senior management members of the Company.

SCOPE OF WORK OF THE AUDITOR

The figures in respect of the Group’s unaudited condensed consolidated statements of comprehensive loss, unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended 31 December 2023 as set out in the preliminary announcement have been agreed by the Group’s auditors, Ernst & Young (“EY”), to the amounts set out in the Group’s draft condensed consolidated financial statements for the year. The work performed by EY in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by EY on the preliminary announcement.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this announcement, no important events affecting the Group occurred since December 31, 2023 and up to the date of this announcement.

FINAL DIVIDEND

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2023.

SAFE HARBOR STATEMENT

This preliminary results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward- looking statements should be evaluated with the understanding of their inherent uncertainty.

FINANCIAL INFORMATION

The Board announces the unaudited consolidated results of the Group for the year ended December 31, 2023, with comparative figures for the previous year as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Revenues:
Public cloud services	3	5,360,282	4,381,741	617,155
Enterprise cloud services	3	2,816,976	2,663,993	375,216
Others	3	2,849	1,727	243

Total revenues		8,180,107	7,047,461	992,614

Cost of revenues		(7,750,569)	(6,197,292)	(872,870)

Gross profit		429,538	850,169	119,744
Operating expenses:
Selling and marketing expenses		(560,059)	(460,221)	(64,821)
General and administrative expenses		(1,149,677)	(1,060,022)	(149,301)
Research and development expenses		(971,216)	(784,807)	(110,538)
Impairment of long-lived assets		–	(653,670)	(92,067)

Total operating expenses		(2,680,952)	(2,958,720)	(416,727)

Operating loss		(2,251,414)	(2,108,551)	(296,983)
Interest income		80,743	78,410	11,044
Interest expense		(137,812)	(146,026)	(20,567)
Foreign exchange loss		(334,629)	(57,211)	(8,058)
Other loss, net	3	(43,810)	(32,673)	(4,602)
Other income, net	3	23,007	100,363	14,136

Loss before income taxes		(2,663,915)	(2,165,688)	(305,030)
Income tax expense	5	(24,473)	(17,959)	(2,529)

Net loss		(2,688,388)	(2,183,647)	(307,559)
Less: net loss attributable to non-controlling interests		(30,204)	(7,307)	(1,029)

Net loss attributable to Kingsoft Cloud Holdings Limited		(2,658,184)	(2,176,340)	(306,530)

		For the year ended December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.73)	(0.61)	(0.09)
Shares used in the net loss per share computation:
Basic and diluted	6	3,623,838,985	3,558,354,940	3,558,354,940
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		660,697	102,241	14,400

Comprehensive loss		(2,027,691)	(2,081,406)	(293,159)

Less: Comprehensive loss attributable to non-controlling interests		(30,463)	(7,334)	(1,033)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(1,997,228)	(2,074,072)	(292,126)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31,
		2022	2023	2023
	Notes	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		3,419,166	2,255,287	317,651
Restricted cash		114,560	234,194	32,986
Accounts receivable, net	4	2,402,430	1,529,915	215,484
Short-term investments		1,253,670	–	–
Prepayments and other assets		1,612,022	1,812,692	255,312
Amounts due from related parties		246,505	266,036	37,470

Total current assets		9,048,353	6,098,124	858,903

Non-current assets:
Property and equipment, net		2,132,994	2,186,145	307,912
Intangible assets, net		1,008,020	834,478	117,534
Goodwill		4,605,724	4,605,724	648,703
Prepayments and other assets		21,263	870,781	122,647
Equity investments		273,580	259,930	36,610
Amounts due from related parties		5,758	56,264	7,925
Operating lease right-of-use assets		220,539	158,832	22,371

Total non-current assets		8,267,878	8,972,154	1,263,702

Total assets		17,316,231	15,070,278	2,122,605

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	2,301,958	1,805,083	254,241
Accrued expenses and other liabilities		2,830,826	2,838,085	399,736
Short-term bank loans		909,500	1,110,896	156,466
Income tax payable		51,892	63,961	9,009
Amounts due to related parties		427,727	931,906	131,256
Current operating lease liabilities		136,723	78,659	11,079

Total current liabilities		6,658,626	6,828,590	961,787

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Non-current liabilities:
Long-term bank loans	–	100,000	14,085
Amounts due to related parties	413,464	40,069	5,644
Deferred tax liabilities	167,052	142,565	20,080
Other liabilities	370,531	634,803	89,410
Non-current operating lease liabilities	123,059	78,347	11,035

Total non-current liabilities	1,074,106	995,784	140,254

Total liabilities	7,732,732	7,824,374	1,102,041

Shareholders’ equity:
Ordinary shares	25,062	25,443	3,584
Treasury shares	(208,385)	(208,385)	(29,350)
Additional paid-in capital	18,648,205	18,811,028	2,649,478
Statutory reserves funds	(14,700)	(21,765)	(3,066)
Accumulated deficit	(10,102,236)	(12,271,511)	(1,728,407)
Accumulated other comprehensive income	453,074	555,342	78,218

Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,801,020	6,890,152	970,457
Non-controlling interests	782,479	355,752	50,107

Total equity	9,583,499	7,245,904	1,020,564

Total liabilities, non-controlling interests and shareholders’ equity	17,316,231	15,070,278	2,122,605

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net cash generated from (used in) operating activities	188,974	(169,070)	(23,813)
Net cash used in investing activities	(32,865)	(673,186)	(94,816)
Net cash used in financing activities	(1,152,146)	(227,852)	(32,092)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	73,142	25,863	3,643

Net decrease in cash and cash equivalents, and restricted cash	(996,037)	(1,070,108)	(150,721)
Cash and cash equivalents, and restricted cash at beginning of period	4,456,621	3,533,726	497,715

Cash and cash equivalents, and restricted cash at end of period	3,533,726	2,489,481	350,637

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012. The Company and its subsidiaries (including the Company’s subsidiaries, its variable interest entities (the “VIEs”), and subsidiaries of its VIEs) are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, VIEs, and subsidiaries of its VIEs, which are located in the mainland of the People’s Republic of China (the “PRC”, and only for the purpose of this preliminary announcement, excluding the Hong Kong Special Administrative Region of the People’s Republic of China, the Macau Special Administrative Region of the People’s Republic of China and Taiwan), the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for annual financial information. These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in RMB and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

(b)	Going concern consideration

The Group’s consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

As of December 31, 2023, the Group had an accumulated deficit and net current liabilities of RMB12,271,511 (US$1,728,407) and RMB730,466 (US$102,884), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as bank loans and related party loans.

In view of such circumstance, management has given careful consideration to the liquidity of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of December 31, 2023, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB2,489,481 (US$350,637). In addition, the Group had existing credit facilities available from Kingsoft Group, Xiaomi Group and banks.

Based on above, management believes that the going concern basis of preparation is supported. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

(c)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(e)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.0999 per US$1.00 on December 31, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues were generated from the mainland China and a majority of the long-lived assets of the Group are located in the mainland China, and therefore, no geographical segments are presented.

3.	REVENUES, OTHER LOSS, NET AND OTHER INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Public cloud services recognized over time	5,360,282	4,381,741	617,155

Enterprise cloud services:
Recognized at a point in time	711,466	580,741	81,796
Recognized over time	2,105,510	2,083,252	293,420
	2,816,976	2,663,993	375,216
Others:
Recognized over time	2,849	1,727	243

	8,180,107	7,047,461	992,614

The following table presents the Group’s other loss, net:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Gross unrealized gain on equity investments held	22,452	1,689	238
Gross unrealized loss (including impairment) on equity investments held	(37,623)	(25,951)	(3,655)
Net realized (loss) gain on equity investments sold	(123)	6,022	848
Changes in fair value of purchase consideration in a business acquisition	(28,516)	(14,433)	(2,033)

	(43,810)	(32,673)	(4,602)

The following table presents the Group’s other income, net:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Government grants	56,867	114,282	16,096
Income from ADS Reimbursement	10,386	12,696	1,788
Value added tax transferred out	(32,766)	(37,237)	(5,245)
Others	(11,480)	10,622	1,497

	23,007	100,363	14,136

4.	ACCOUNTS RECEIVABLE, NET

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	2,450,392	1,554,658	218,969
Allowance for credit losses	(47,962)	(24,743)	(3,485)

Accounts receivable, net	2,402,430	1,529,915	215,484

An ageing analysis of the trade receivables as at the end of the Reporting Period, based on the past due date and net of provisions, is as follows:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Not yet due	1,251,755	887,613	125,018
Within 3 months	280,758	186,175	26,222
Between 4 months and 6 months	230,713	126,223	17,778
Between 7 months and 1 year	347,697	188,533	26,554
More than 1 year	291,507	141,371	19,912

Accounts receivable, net	2,402,430	1,529,915	215,484

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Group’s mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Mainland China	(2,475,677)	(2,139,795)	(301,384)
Non-mainland China	(188,238)	(25,893)	(3,646)

	(2,663,915)	(2,165,688)	(305,030)

The current and deferred components of income tax expense appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Current income tax expense	(59,668)	(41,998)	(5,915)
Deferred income tax benefit	35,195	24,039	3,386

Income tax expense	(24,473)	(17,959)	(2,529)

6.	LOSS PER SHARE

Basic and diluted loss per share during the years are calculated as follows:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(2,658,184)	(2,176,340)	(306,530)

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,623,838,985	3,558,354,940	3,558,354,940

Basic and diluted loss per share	(0.73)	(0.61)	(0.09)

For the years ended December 31, 2023 and 2022, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position. The effects of all options and awarded shares were excluded from the computation of diluted loss per share for the years as their effects would be anti- dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2023 and 2022.

8.	ACCOUNTS PAYABLE

An ageing analysis of the accounts payable as at the end of the Reporting Period, based on the invoice date, is as follows:

	As at December 31,
	2022	2023	2023
	RMB	RMB	US$
Within 3 months	957,211	554,386	78,084
Between 4 months and 1 year	571,049	533,377	75,125
More than 1 year	773,698	717,320	101,032

	2,301,958	1,805,083	254,241

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.ksyun.com). The annual report for the year ended December 31, 2023 will be dispatched to the Company’s shareholders, if necessary, and made available for review on the same websites in due course.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, March 20, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.